August 8, 2005

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

RE:	Heartland Payment Systems, Inc.
Common Stock
Registration Statement on Form S-1 (File No. 333-118073)

Dear Sirs and Mesdames:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the several underwriters, hereby join with Heartland Payment Systems, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on August 10, 2005 at 2:00 p.m. or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 27, 2005.
(ii)	Dates of distribution: July 27, 2005 – August 8, 2005
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6
(iv)	Number of prospectuses so distributed: approximately 23,525
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ David M. Mastrangelo

David M. Mastrangelo

Managing Director

HEARTLAND PAYMENT SYSTEMS, INC.

47 Hulfish Street, Suite 400

Princeton, New Jersey 08542

August 8, 2005

Via Facsimile and EDGARLink Transmission

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549

Attn:	Ms. Peggy Kim and
Mr. Geoffrey Ossias

	Re:	Heartland Payment Systems, Inc. – Registration Statement on Form S-1
(Commission File No. 333-118073)

Acceleration Request
		Requested Date:	August 10, 2005
		Requested Time:	2:00 p.m.

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Heartland Payment Systems, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 (File No. 333-118073) originally filed with the Commission on August 10, 2004, as amended to date, and the Registrant’s Registration Statement on Form 8-A (File No. 001-32594), effective at the Requested Date and Requested Time set forth above or as soon thereafter as practicable.

Very truly yours,

HEARTLAND PAYMENT SYSTEMS, INC.

By:	/s/ Robert H.B. Baldwin, Jr.
Robert H.B. Baldwin, Jr.
Chief Financial Officer